Siemens AG, Wittelsbacherplatz 2, 80333 Muenchen

Ms. Kate Tillan
Assistant Chief Accountant
Division of Corporation Finance
US Securities and Exchange Commission
450 Fifth Street, N.W., Mail Stop 3030	June 29, 2010
Washington, D.C. 20549-5546, USA
United States of America
Re:	Siemens Aktiengesellschaft Annual Report on Form 20-F for the Year Ended September 30, 2009, Filed December 4, 2009 File No. 001-15174 and related filings
Dear Ms. Tillan,
          We are writing in response to your letter dated June 15, 2010 to Dr. Patzak and Mr. Wittig setting out 3 follow up comments on the above-mentioned filings. For ease of reference, we have repeated the Staff’s comments in italicized text prior to our responses.
Form 20-F for the Fiscal Year Ended September 30, 2009
Exhibit 8.1
Comment
1.	In response to prior comment 7 you refer to using the statutory accounts to determine materiality. Please tell us whether the statutory accounts are based upon IFRS as issued by the International Accounting Standards Board. If not, please revise the materiality analysis so that it is based on IFRS, or tell us why the analysis based upon the statutory accounts is relevant.
Response to Comment
As discussed in our response letter dated May 18, 2010, our materiality analysis of non consolidated subsidiaries was primarily calculated using the statutory account balances. Based on a qualitative review of that analysis (including consideration of the differences to International Financial Reporting Standards (“IFRS”), the relative sizes of non consolidated subsidiaries and the nature of activity, if any, in the non consolidated subsidiaries), a calculation under IFRS as issued by the International Accounting Standards Board (“IASB”) would not yield materially different results. Accordingly, we have concluded that the non consolidated subsidiaries are not material to the consolidated financial statements of Siemens AG on the basis of IFRS as issued by the IASB.

Siemens AG	Wittelsbacherplatz 2	Tel.: +49 (89) 636 00
	80333 Muenchen	Fax: +49 (89) 636 34242
Germany
Siemens Aktiengesellschaft: Chairman of the Supervisory Board: Gerhard Cromme;
Managing Board: Peter Loescher, Chairman, President and Chief Executive Officer; Wolfgang Dehen, Heinrich Hiesinger,
Joe Kaeser, Barbara Kux, Hermann Requardt, Siegfried Russwurm, Peter Y. Solmssen
Registered offices: Berlin and Munich, Germany; Commercial registries: Berlin Charlottenburg, HRB 12300, Munich, HRB 6684
WEEE-Reg.-No. DE 23691322

Letter to Ms. Kate Tillan Assistant Chief Accountant
Securities and Exchange Commission
Comment
2.	We note your response to prior comment 8. Please tell us where you include the fair value of the plan assets/related defined benefit obligation for these pension relief funds within your financial statements located in Item 17.
Response to Comment
The assets held by Atecs Mannesmann Unterstützungskasse GmbH and Unterstützungskasse der VDO Mess- und Regeltechnik GmbH are presented together with the related defined benefit obligation for the two “Unterstützungskassen” (pension relief funds) in the line item “Pension plans and similar commitments” on our consolidated balance sheet.
Amendment 1 to Form 20-F for the Fiscal Year Ended September 30, 2009
Exhibits 12.1 and 12.2
Comment
3.	We note that your certifications are not in the exact form prescribed by Instruction 12 to the Exhibits of Form 20-F, since they do not include paragraphs 4 and 5. Please amend your filings to include revised certifications that include paragraphs 4 and 5, and conform to the exact wording required by Instruction 12 to the Exhibits of Form 20-F.
Response to Comment
Following discussions with the SEC Staff, we understand that the Staff no longer objects to our exclusion of paragraphs 4 and 5 from the 302 certifications.
*          *          *
          We trust that our responses adequately address the Staff’s comments. If the Staff has any questions concerning this letter or requires further assistance, please do not hesitate to contact us.
          In accordance with your request, Siemens Aktiengesellschaft acknowledges that:
•	The company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated: June 29, 2010	Very truly yours, Siemens Aktiengesellschaft
/s/ Dr. Klaus Patzak
	Name:	Dr. Klaus Patzak
	Title:	Corporate Vice President and Controller

/s/ Solms U. Wittig
Name:	Solms U. Wittig
Title:	General Counsel Corporate & Finance

Letter to Ms. Kate Tillan Assistant Chief Accountant
Securities and Exchange Commission

cc:	Ms. Tara L. Harkins
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission

Mr. Kevin Vaughn
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission

Mr. Joe Kaeser
Executive Vice President and Chief Financial Officer
Siemens Aktiengesellschaft

Mr. Peter Y. Solmssen
Executive Vice President and General Counsel
Siemens Aktiengesellschaft

Mr. Krystian Czerniecki, Esq.
Sullivan & Cromwell, LLP

Mr. Rudolf Kraemmer
Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft